# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ProCap Acquisition Corp, CIK 0002056634
CUSIP: G7257A105
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Address of issuer's principal executive offices: 600 Lexington Ave, Floor 2, New York, New York (NY), 10022
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001692507

## Reporting persons
- Centiva Capital, LP: type of reporting person: investment company (IV); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,420,000; sole dispositive power 0; shared dispositive power 1,420,000; aggregate amount beneficially owned 1,420,000 (5.58% of the class)
- Centiva Capital GP, LLC: type of reporting person: parent holding company or control person (HC), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,420,000; sole dispositive power 0; shared dispositive power 1,420,000; aggregate amount beneficially owned 1,420,000 (5.58% of the class)

## Item 1. Issuer
Name of issuer: ProCap Acquisition Corp
Address of issuer's principal executive offices: 600 Lexington Ave, Floor 2, New York, NY 10022

## Item 2. Person Filing
Name of person filing:
(1) Centiva Capital, LP (the "Investment Manager"), a Delaware limited partnership and the investment manager of certain affiliated funds (the "Centiva Capital Funds") with respect to the shares of Class A ordinary shares (as defined in Item 2(d)); and

(2) Centiva Capital GP, LLC, the general partner of the Investment Manager and the Centiva Capital Funds, with respect to the shares of Class A ordinary shares held by the Centiva Capital Funds.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13 of the Act, the beneficial owner of the shares of Class A ordinary shares reported herein.
Address of principal business office or, if none, residence:
66 Hudson Blvd. E, 56th Floor
New York, NY 10001
Citizenship:
Centiva Capital GP, LLC - Delaware
Centiva Capital, LP - Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
Centiva Capital GP, LLC. - 1,420,000
Centiva Capital, LP - 1,420,000
Percent of class: 5.58% of the 25,430,000 shares of Class A ordinary shares outstanding as of November 7, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed on November 10, 2025.
Sole power to vote or to direct the vote:
Centiva Capital GP, LLC. - 0
Centiva Capital, LP - 0
Shared power to vote or to direct the vote:
Centiva Capital GP, LLC. - 1,420,000
Centiva Capital, LP - 1,420,000
Sole power to dispose or to direct the disposition:
Centiva Capital GP, LLC. - 0
Centiva Capital, LP - 0
Shared power to dispose or to direct the disposition:
Centiva Capital GP, LLC. - 1,420,000
Centiva Capital, LP - 1,420,000

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit I

JOINT FILING STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate.

Dated: November 14, 2025

Centiva Capital, LP
By: /s/ Alan Weiss
Name: Alan Weiss
Title: General Counsel and Chief Compliance Officer

Centiva Capital GP, LLC
By: /s/ Alan Weiss
Name: Alan Weiss
Title: General Counsel and Chief Compliance Officer

## Signatures
- Centiva Capital, LP: Alan Weiss, Alan Weiss, General Counsel and Chief Compliance Officer (11/14/2025)
- Centiva Capital GP, LLC: Alan Weiss, Alan Weiss, General Counsel and Chief Compliance Officer (11/14/2025)